LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2008	aschick@luselaw.com

April 8, 2011

VIA EDGAR

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services of America Corporation Registration Statement on Form S-3 Filed March 24, 2011 File No. 333-157134

Dear Ms. Long:

We are in receipt of your letter dated April 7, 2011 providing comments on the referenced filing for Energy Services of America Corporation (the “Company”).  The Company has filed on the date of this letter Amendment No. 2 to the Registration Statement on Form S-3.  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

General

1.	Please provide us with a written statement form the Company acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long
April 8, 2011

The requested acknowledgment has been provided by the Company and is attached to this letter.

Plan of Distribution, page 13

2.
In the third paragraph, you state that the UPO Units must be exercised, if at all, on or before August 30, 2011.  Please reconcile this statement with your statement on page 16 that the Warrants will expire on August 29, 2011.

The section captioned “Plan of Distribution—Underwriter Purchase Option, UPO Common Stock and UPO Warrants” has been revised to reconcile the expiration dates.

Exhibit 5.1

3.
We note that counsel’s opinion is limited to Delaware law.  However, the warrant agreement governing the Insider Warrants is governed by West Virginia law.  Additionally, the form of warrant agreement for the IPO Warrants is governed by New York law.  Please file a revised opinion that opines not only Delaware law, but also West Virginia and New York law.

The opinion has been revised as requested.

4.
Please amend your registration statement to provide the required signatures.  If you intend for Edsel burns’ signature to constitute an exercise of his power of attorney for each of the persons required to sign the registration statement, please indicate that he is signing in such capacities.  As is, the registration statement appears to only be signed on behalf of the Company and not by the required persons in the required capacities.

The signature page has been revised as requested.

* * *

Ms. Pamela Long
April 8, 2011

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008 or Adam Wheeler at 202-274-2013.

Very truly yours,
/s/ Alan Schick
Alan Schick
cc:           Edsel R. Burns, President, Energy Services of America Corporation
John Guido, Arnett & Foster, PLLC
Sam Lolan, Costin, Hammel & Leake, L.L.C.
Craig Slivka, Special Counsel
Jessica Dickerson, Staff Attorney
Adam Wheeler, Esq.

[Energy Services of America Corporation Letterhead]

April 8, 2011

Jessica Dickerson, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Dickerson:

Pursuant to the Staff’s comment letter dated April 7, 2011, on behalf of Energy Services of America Corporation (the “Company”) I hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Edsel R. Burns
Edsel R. Burns